SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 August 12, 2003

                                    HEAD N.V.
                 (Translation of Registrant's Name into English)

                                    Blaak 16
                                3011 TA Rotterdam
                                 The Netherlands
                    (Address of Principal Executive Offices)

                       Indicate by check mark whether the
                          registrant files or will file
                          annual reports under cover of
                             Form 20-F or Form 40-F:

                            Form 20-F X  Form 40-F
                                     ---          ---
                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                                 Yes       No X
                                    ---       ---


    (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached
                       annual report to security holders)

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):


                                 Yes       No X
                                    ---       ---

   (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the
  registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not
            required to be and is not distributed to the registrant's
                 security holders, and, if discussing a material
                  event, has already been the subject of a Form
              6-K submission or other Commission filing on EDGAR.)

                Indicate by check mark whether the registrant by
              furnishing the information contained in this form is
                 also thereby furnishing the information to the
                             Commission pursuant to
            Rule 12g3-2(b) under the Securities Exchange Act of 1934:


                                 Yes       No X
                                    ---       ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        HEAD N.V.



Date: 12 August 2003                    By /s/ Johan Eliasch
      --------------                      ----------------------------------
                                          Chairman and Chief Executive Officer

                                    HEAD N.V.
                                QUARTERLY REPORT
                              For the Period Ended
                                  June 30, 2003

                                    HEAD N.V.

                                QUARTERLY REPORT
                       FOR THE PERIOD ENDED JUNE 30, 2003


              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
              ----------------------------------------------------

ITEM 1.       FINANCIAL STATEMENTS

              Condensed Consolidated Balance Sheet as of December 31, 2002 and Unaudited Condensed Consolidated Balance Sheet as of June 30, 2003

              Unaudited Condensed Consolidated Statements of Operations for the three months and six months ended June 30, 2002 and 2003

              Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months and six months ended June 30, 2002 and 2003

              Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2002 and 2003

              Notes to the Unaudited Consolidated Financial Statements

ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND RESULTS OF OPERATIONS

ITEM 3.       RECONCILIATION BETWEEN HEAD N.V. AND HEAD HOLDING
              UNTERNEHMENSBETEILIGUNG GMBH FINANCIAL STATEMENTS

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS


         This Quarterly Report includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things:


         o success or failure of our efforts to implement our business strategy;

         o  our liquidity and capital expenditures;

         o  our ability to obtain financing;

         o  our future capital needs;

         o  competitive pressures and trends in the sporting goods industry;

         o  our ability to compete, including internationally;

         o  our ability to introduce new and innovative products;

         o cyclicality and economic condition of and anticipated trends in the industries we currently serve;

         o  our ability to acquire and integrate businesses;

         o  legal proceedings and regulatory matters; and

         o  general economic conditions.

         In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Form 6-K might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                           PRESENTATION OF INFORMATION


         We publish our financial statements in dollars. In this document, references to "U.S. dollars", "dollars" or "$" are to United States dollars and "euro" or "(euro)" means the common currency for twelve member states of the European Monetary Union.

         The accompanying condensed consolidated financial statements should be understood by taking into consideration the fluctuations in exchange rates between the US dollar and euro which showed the following development:


          December 31,      March 31,      June 30,      December 21,      March 31,      June 30,
1 USD=       2001             2002           2002            2002            2003            2003
----------------------------------------------------------------------------------------------------
EUR        1.134687         1.146263       1.002506       0.953562          0.917852      0.87512


                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
                      CONDENSED CONSOLIDATED BALANCE SHEET



                                                                       December 31,     June 30,
                                                                          2002            2003
                                                                       ------------    -----------
                                                                                       (unaudited)
                                                                              (in thousands)
ASSETS
Cash and cash equivalents................. ..............................$ 37,598      $  45,424
Accounts receivable, net of allowance for doubtful accounts of
  $11,834 and $14,168 respectively...................................... 161,109        115,460
Inventories, net.........................................................  77,638        117,837
Prepaid expense and other current assets.................................  16,441         25,150
                                                                         --------      ---------
  Total current assets................................................... 292,786        303,871
Marketable securities....................................................   2,316          2,523
Property, plant and equipment, net.......................................  73,156         75,710
Intangible assets, net...................................................  20,236         20,236
Deferred income taxes....................................................  78,148         84,952
Other non-current assets.................................................   7,212          6,781
                                                                         --------      ---------
  Total assets........................................................... 473,853      $ 494,074
                                                                         ========      =========
LIABILITIES AND STOCKHODLERS' EQUITY
Accounts payable.........................................................  33,069      $  34,779
Accrued expenses and other current liabilities...........................  39,388         48,119
Short-term borrowings....................................................  58,773         65,389
Current portion of long-term borrowings..................................   2,349          2,411
                                                                         --------      ---------
  Total current liabilities.............................................. 133,579        150,697
Long-term borrowings.....................................................  93,771        100,948
Other long-term liabilities..............................................  16,670         18,093
                                                                         --------      ---------
  Total liabilities...................................................... 244,020        269,738
Minority interest........................................................       9              9
Commitments and contingencies
Stockholders' Equity
Common stock and additional paid in capital, net of treasury stock
  0.20 EUR par value; 39,820,677 shares issued and 37,977,217 and
  37,694,552 shares outstanding, respectively............................ 139,969        139,764
Retained earnings........................................................  67,741         48,954
Accumulated other comprehensive income...................................  22,114         35,609
                                                                         --------      ---------
  Total stockholders'equity.............................................. 229,824        224,327
                                                                         --------      ---------
  Total liabilities and stockholders' equity.............................$473,853      $ 494,074
                                                                         ========      =========



          The accompanying notes are an integral part of the condensed consolidated financial statements.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                          For the Three Months              For the Six Months
                                                                             Ended June 30,                    Ended June 30,
                                                                         2002             2003             2002             2003
                                                                      -----------      -----------      -----------      -----------
                                                                      (unaudited)      (unaudited)      (unaudited)      (unaudited)
                                                                                   (in thousands, except per share data)
 REVENUES:
 Product revenues.....................................................$  70,340     $  76,735           $ 143,524     $ 148,054
 Licencing revenues...................................................    2,507         2,450               4,187         4,731
                                                                      ---------     ---------           ---------     ---------
 Total revenues.......................................................   72,847        79,185             147,711       152,785
 Cost of sales........................................................   43,471        50,458              88,910        97,306
                                                                      ---------     ---------           ---------     ---------
 Gross profit.........................................................   29,376        28,727              58,801        55,479
 Selling and marketing expense........................................   24,039        28,368              47,777        54,655
 General and administrative expense (excluding non-cash
    compensation expense and restructuring costs).....................    8,116         9,340              15,293        17,998
 Non-cash compensation expense........................................      408           164                 817           327
 Restructuring costs (see note 11)....................................       --           (45)                 --           485
                                                                      ---------     ---------           ---------     ---------
 Operating loss.......................................................   (3,187)       (9,099)             (5,085)      (17,987)
 Interest expense.....................................................   (2,713)       (3,415)             (5,349)       (6,797)
 Interest income......................................................      164           295                 326           558
 Foreign exchange gain (loss).........................................   (5,045)          316              (4,783)          313
 Other expense, net...................................................      (14)          (44)                 (5)          (18)
                                                                      ---------     ---------           ---------     ---------
 Loss from operations before income taxes.............................  (10,795)      (11,948)            (14,897)      (23,931)
 Income tax benefit (expense):
    Current...........................................................     (635)       (1,147)             (1,484)       (1,544)
    Deferred..........................................................    2,138         4,161               3,533         6,687
                                                                      ---------     ---------           ---------     ---------
 Income tax benefit...................................................    1,504         3,015               2,049         5,144
                                                                      ---------     ---------           ---------     ---------
 Net loss.............................................................$  (9,291)     $ (8,934)           $(12,848)     $(18,787)
                                                                      =========     =========           =========     =========
 Earnings per share, basic and diluted
    Net loss..........................................................$   (0.25)        (0.25)           $  (0.34)        (0.51)
 Weighted average shares outstanding
    Basic and diluted                                                    37,779        36,433              37,779        36,489




          The accompanying notes are an integral part of the condensed consolidated financial statements.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
            CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME



                                                                                   For the Three Months
                                                                                      Ended June 30,
                                                                                 2002              2003
                                                                             -------------    --------------
                                                                              (unaudited)       (unaudited)
                                                                                      (in thousands)
Net loss.....................................................................$     (9,291)    $      (8,934)
    Other comprehensive income:
           Unrealized gain on derivatives instruments (net of tax of $107
           and $36, respectively) ...........................................        1,253               424
           Less: reclassification adjustment for derivative gains
                  recorded in net income.....................................        (251)             (515)
           Foreign currency translation adjustment...........................       21,599             7,793
                                                                             -------------    --------------
     Total comprehensive income (loss).......................................$      13,310    $      (1,232)
                                                                             =============    ==============



                                                                                    For the Six Months
                                                                                      Ended June 30,
                                                                                 2002              2003
                                                                             -------------    --------------
                                                                              (unaudited)       (unaudited)
                                                                                      (in thousands)
Net loss.....................................................................$    (12,848)    $     (18,787)
    Other comprehensive income:
           Unrealized gain on derivatives instruments (net of tax of $118
           and $105, respectively) ..........................................        1,386             1,112
           Less: reclassification adjustment for derivative gains
                  recorded in net income.....................................        (465)             (570)
           Foreign currency translation adjustment...........................       20,051            12,954
                                                                             -------------    --------------
     Total comprehensive income (loss).......................................$       8,124    $      (5,291)
                                                                             =============    ==============



          The accompanying notes are an integral part of the condensed consolidated financial statements.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                    For the Three Months
                                                                                       Ended March 31,
                                                                                   2002            2003
                                                                                -----------     -----------
                                                                                (unaudited)     (unaudited)
                                                                                       (in thousands)
OPERATING ACTIVITIES:
  Net loss......................................................................$  (12,848)      $(18,787)
  Adjustments to reconcile net loss
    to net cash provided by operating activities:
    Depreciation and amortization...............................................     7,919         10,441
    Provision for leaving indemnity and pension benefits........................       464             (2)
    (Gain) on sale of property, plant and equipment.............................      (426)            39
    Non-cash compensation expense...............................................       817            327
    Deferred tax (income).......................................................    (3,533)        (6,687)
  Changes in operating assets and liabilities:
    Accounts receivable.........................................................    46,367         53,693
    Inventories.................................................................   (26,654)       (33,077)
    Prepaid expense and other assets............................................      (846)          (390)
    Accounts payable, accrued expenses and other liabilities....................       449          5,015
                                                                                ----------      ---------
  Net cash provided by operating activities.....................................    11,707         10,572
                                                                                ----------      ---------
INVESTING ACTIVITIES:
     Purchase of property, plant and equipment..................................   (10,206)        (7,679)
     Proceeds from sale of property, plant and equipment........................       758            236
     Sale (purchase) of marketable securities...................................      (333)           113
                                                                                ----------      ---------
  Net cash used for investing activities........................................    (9,781)        (7,330)
                                                                                ----------      ---------
FINANCING ACTIVITIES:
     Change in short-term borrowings, net.......................................       (80)         3,620
     Proceeds from long-term debt...............................................    11,282            413
     Payments on long-term debt.................................................      (873)        (1,611)
     Purchase of treasury stock.................................................        --           (533)
     Dividend paid..............................................................    (5,233)            --
                                                                                ----------      ---------
  Net cash used for financing activities........................................     5,096          1,890
                                                                                ----------      ---------
  Effect of exchange rate changes on cash and cash equivalents..................     8,400          2,694
  Net increase in cash and cash equivalents.....................................    15,422          7,827
  Cash and cash equivalents at beginning of period..............................    22,128         37,598
                                                                                ----------      ---------
  Cash and cash equivalents at end of period....................................$   37,550      $  45,424
                                                                                ==========      =========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest........................................................$    4,665      $   6,180
  Cash paid for income taxes....................................................$      311      $   1,043



          The accompanying notes are an integral part of the condensed consolidated financial statements.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - The Company

Head N.V. ("Head" or the "Company") was incorporated in Rotterdam, Netherlands, on August 24, 1998. With effect from this date, Head Holding
Unternehmensbeteiligung GmbH ("Head Holding") merged with a wholly owned subsidiary of the Company in a transaction treated as a merger of entities under common control and accounted for on an "as if pooling" basis.

On January 1, 1996, Head Holding Unternehmensbeteiligung GmbH, a subsidiary of Head N.V., acquired 100% of the outstanding shares of HTM Sport- und Freizeitgerate AG ("HTM"). The acquisition has been accounted for as a purchase and accordingly the operating results of HTM have been included in the Company's consolidated financial statements since the date of acquisition.

The Company is a global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. Head N.V. has created or acquired a portfolio of brands -- Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment).


Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company and its subsidiaries maintain their accounting records in accordance with their local regulations and have made certain adjustments to these records to present the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America "US GAAP". In addition, the Company publishes its statutory financial statements in accordance with Dutch corporate regulations.

The unaudited condensed consolidated financial statements included herein have been prepared by Head, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted pursuant to such rules and regulations. The condensed balance sheet as of December 31, 2002 has been derived from the financial statements as of that date, but does not include all disclosures required by US GAAP. Head believes the disclosures included in the unaudited condensed consolidated financial statements, when read in conjunction with the financial statements and the notes thereto included in Head's Form 20-F as filed with the Securities and Exchange Commission on March 27, 2003, are adequate to make the information presented not misleading.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of Head's financial position, results of operations and cash flows for the periods presented. The result of operations for the three months and six months period ended June 30, 2003 is not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year.

Consolidation Policies

The consolidated financial statements of Head include the accounts of all majority-owned subsidiaries and entities otherwise controlled by the Company. All intercompany transactions and balances have been eliminated in consolidation.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


Computation of Net Loss per Share

Net loss per share is computed under Statement of Financial Accounting Standards No. 128, Earnings per Share. Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares are composed of incremental shares issuable upon the exercise of share options, and are included in diluted net loss per share to the extent such shares are dilutive.

The basic weighted average shares outstanding of 37,779 thousand and 36,489 thousand for June 30, 2002 and June 30, 2003, respectively, are equal to the diluted weighted average number of shares outstanding as the incremental effect of the following items is antidilutive:


                                                                                     For the Six Months
                                                                                        Ended June 30
                                                                                     2002          2003
                                                                                ----------     -----------
                                                                                (unaudited)    (unaudited)
                                                                                       (in thousands)
Incremental effect of stock options.............................................     1,791          1,283



Accounting for stock options

The Company accounts for its stock options in accordance with SFAS 123. Accordingly, the Company records stock-based compensation expense based on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. Stock-based compensation expense is recognized over the vesting term of the options.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

On April 30, 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 does not have a material impact on the Company's consolidated financial position or results of operations other than requiring the Company retroactively to reclassify gains or losses on extinguishment of debt from extraordinary items beginning upon adoption on January 1, 2003.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002 (see note 11).

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables". EITF 00-21 addresses the issues of (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting; and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is in the process of assessing the impact of adopting EITF 00-21. Management believes EITF 00-21 will not have a significant impact on the financial position and results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements, such as certain indemnity provisions and guarantees of third party debt. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. Management believes the adoption of FIN 45 has no significant impact on the Company's financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46) "Consolidation of Variable Interest Entities, an interpretation of ARB 51". FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIE") by clarifying the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the "primary beneficiary") should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The disclosure provisions of FIN 46 are effective in all financial statements initially issued after January 31, 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after January 31, 2003. A public entity with a variable interest in a VIE created before February 1, 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. Management believes the adoption of FIN 46 has no significant impact on the Company's financial position or results of operations.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends SFAS No. 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires that contracts with similar characteristics be accounted for on a comparable basis. The provisions of SFAS 149 are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Management does not believe that the adoption of SFAS 149 will have a material impact on the Company's results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards on the classification and measurement of certain financial instruments with characteristics of both liability and equity. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and to all other instruments that exist as of the beginning of the first interim period beginning after June 15, 2003. Management does not expect the requirements of SFAS No. 150 to have an impact on the results of operations or financial position.

Note 3 - Inventories

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


Inventories consist of the following (in thousands):

                                                      December 31,    June 30,
                                                         2002           2003
                                                      ------------   -----------
                                                                     (unaudited)
Raw materials and supplies............................ $ 18,526      $ 23,672
Work in process.......................................    6,486        10,646
Finished goods........................................   67,766        96,893
Provisions............................................  (15,140)      (13,375)
                                                      ------------   -----------
    Total inventories, net............................ $  77,638     $117,837
                                                      ============   ===========


Note 4 - Financial Instruments

SFAS 133 requires that the Company records all derivatives on the balance sheet at fair value. The Company uses derivative instruments to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows. On the date on which a derivative contract is transacted, the Company designates the derivative as a hedging instrument as either a fair value hedge or a cash flow hedge. Changes in derivative fair values that are designated, effective and qualify as the fair value hedges are recognized in earnings as offsets to the related earnings effects of changes in fair value of related hedged assets, liabilities and firm commitments attributable to the hedged risk. Changes in derivative fair values that are designated, effective and qualify as cash flow hedges will be deferred and recorded in equity, as a component of accumulated other comprehensive income
(AOCI), until the hedged transactions affect earnings, at which time the deferred gains and losses on the derivatives designated as cash flow hedges, are recognized in earnings, and classified in accordance with the classification of the hedged item. The Company excludes the time value component of the derivatives' change in fair value from the assessment of hedge effectiveness. The Company enters into hedging relationships to limit the foreign exchange rate risk for periods generally not to exceed one year.

The Company reclassified a gain from AOCI to earnings of $0.3 million and $0.5 million for the three months ended June 30, 2002 and 2003, respectively, and a gain of $0.5 million and $0.6 million for the six months ended June 30, 2002 and 2003, respectively, due to the realization of the underlying transaction.

The Company recorded the change in fair market value of derivatives related to cash flow hedges to AOCI of $1.3 million and $0.4 million, net of tax, for the three months ended June 30, 2002 and 2003, respectively, and of $1.4 million and $1.1 million, net of tax, for the six months ended June 30, 2002 and 2003, respectively, all of which is expected to be reclassified to earnings during the next twelve months. The time value component excluded from effectiveness testing was not material for the periods presented.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company links all derivatives that are designated as hedging instruments in foreign currency cash flow hedges to forecasted transactions or firm commitments. In accordance with the provisions of SFAS 133, the Company assesses, both at the inception of each hedge and on an on-going basis, whether the derivatives that are designated in hedging qualifying relationships are highly effective in offsetting changes in fair values or cash flows of the hedged items. When it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


Note 5 - Shareholders' Equity

Pursuant to existing resolutions which were approved on May 20, 2003 the Board of Directors is authorized to buy back a maximum of 30% of the Company's issued share capital during a period of 18 months, although the Company will not hold more than 10% of the Company's issued shares at any time. For the six month period ended June 30, 2003, the Company has purchased 282,665 shares of treasury stock at the prevailing price in the total amount of $0.5 million. As of June 30, 2003, the Company owned 2,126,125 treasury stock. Due to the current economic environment the Company did not consider it prudent to pay a dividend.

Note 6 - Income Taxes

The Company had net operating loss carryforwards of approximately $307.2 million and $332.8 million as of December 31, 2002 and June 30, 2003, respectively.

In July 1996 the EC limited the utilization of certain net operating losses (approximately $54.0 million as of December 31, 2002). These net operating losses and any related deferred tax asset are not included in the above amounts due to the limitation.

The Company's effective tax rate differed from the statutory tax rate in the Netherlands for the three and six months ended June 30, 2003, primarily due to the increase in the valuation allowance for current year net operating losses in tax jurisdictions for which the Company believes it is more likely than not that the tax benefit of net operating losses will not be realized.

Note 7 - Research and Development Expense

The Company incurred research and development expense in the amount of $2.3 million and $3.8 million for the three months ended June 30, 2002 and 2003, respectively. For the six months ended June 30, 2002 and 2003, research and development expense was $4.6 million and $6.8 million, respectively. Research and development expense is included in cost of sales in the accompanying statements of operations.

Note 8 - Segment Information

The Company operates in one industry segment, Sporting Goods. The following information reflects revenues and long-lived assets based on the location of the Company's subsidiaries.


                                                                                    For the Three Months
                                                                                        Ended June 30
                                                                                     2002          2003
                                                                                ----------     -----------
                                                                                (unaudited)    (unaudited)
                                                                                       (in thousands)
Revenues from External Customers:
Austria.........................................................................$    8,591     $    11,909
Italy...........................................................................    16,935          19,918
Germany.........................................................................     4,088           4,018
France..........................................................................     5,646           6,044
United Kingdom/Ireland..........................................................     5,921           6,464
North America...................................................................    28,638          26,821
Other...........................................................................     3,028           4,011
                                                                                ----------     -----------
    Total revenues..............................................................$   72,847     $    79,185
                                                                                ==========     ===========


                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


                                                                                     For the Six Months
                                                                                        Ended June 30
                                                                                     2002          2003
                                                                                ----------     -----------
                                                                                (unaudited)    (unaudited)
                                                                                       (in thousands)
Revenues from External Customers:
Austria.........................................................................$   20,749     $    24,286
Italy...........................................................................    28,278          30,121
Germany.........................................................................    11,659          12,911
France..........................................................................    10,321          10,245
United Kingdom/Ireland..........................................................    10,224          11,883
North America...................................................................    58,432          52,869
Other...........................................................................     8,049          10,469
                                                                                ----------     -----------
    Total revenues..............................................................$  147,711     $   152,785
                                                                                ==========     ===========

                                                                                December 31,      June 30,
                                                                                     2002          2003
                                                                                ------------   -----------
                                                                                               (unaudited)
                                                                                       (in thousands)
Long lived assets:
Austria.........................................................................$   20,722     $    21,082
Italy...........................................................................    21,553          20,585
Germany.........................................................................     1,019             965
France..........................................................................       184             177
United Kingdom/Ireland..........................................................     4,705           5,048
Japan...........................................................................     1,516           1,469
Other (Europe)..................................................................     9,857          13,939
North America...................................................................    13,601          12,444
                                                                                ----------     -----------
    Total long lived assets.....................................................$   73,156     $    75,710
                                                                                ==========     ===========



Note 9 - Invested Intercompany Loans

As of January 2, 2003 one of the Company's euro-based subsidiaries reclassified non-euro denominated intercompany accounts receivable to permanently invested intercompany receivables of $35.6 million and recorded foreign exchange losses of $3.1 million in other comprehensive income.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


Note 10 - Product Warranties

Included in accrued expenses and other current liabilities are product warranties that have a probable likelihood of loss and are estimated based on weighted prior year experiences for recognized revenues. Accruals for warranties in the six month period to June 30, 2003 consist of the following (in thousands):

                                                    2003
                                                  ---------
Balance at the beginning of the period            $ 2,485
Current year provision                              1,576
Settlements made during the period                 (1,335)
Reversal booked to income                            (222)
Translation adjustment                                317
                                                  ---------
Balance at the end of the period                  $ 2,822
                                                  =========


Note 11 - Restructuring Costs

In the three months ended March 31, 2003 we recorded restructuring costs of $0.5 million consisting of termination benefits, excess rent incurred because of the movement of our US winter sports organization to our US headquarters, the shutdown of current warehouse facilities and, the closing of the office, and other costs associated with the restructuring program. In June 2003, we released an accrual of $0.05 million due to lower stay bonuses and severance payments because of certain employees leaving the company earlier than anticipated. As of June 30, 2003, these restructuring activities were completed and no additional costs are expected to be incurred.

Note 12 - Stock Option Plan

In May and June 2003, 10,000 and 3,636 options under our stock option plan 1998 were exercised at a price of $0.29 and $0.30 per share, respectively.

                                    HEAD N.V.
            ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


Overview:

The Company is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. We have created or acquired a portfolio of brands - Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment) - which are among the most widely recognized names within their respective markets.

We generate revenues in our principal markets by selling goods directly to retail stores and to a lesser extent, by selling to distributors. We also receive licensing and royalty income. As many of our goods, especially Winter Sports goods, are shipped during a specific part of the year, we experience highly seasonal revenue streams. Following industry practice, we begin to receive orders from our customers in the Winter Sports division from March until June, during which time we book approximately three quarters of our orders for the year. We will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in October and November. At this time, we will begin to receive re-orders from customers, which constitute the remaining quarter of our yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues. During the first six months of any calendar year, we typically generate more than 50% of our Racquet Sports and Diving product revenues, but only 10 - 15% of our Winter Sports revenue. Thus, we typically generate only some 35% of our total year gross profit in the first six months of the year, but we incur some 50% of fixed general and administration and marketing expenses in this period.

After a slow beginning of the 2002/03 season due to a lack of snow in certain areas of Europe and Eastern North America and the difficult economic environment in the two important markets of Germany and Japan, the overall market for skis showed some recovery during the end of the season 2002/03. The market in tennis has shown a decline as a result of various factors, including customer reaction to a slowing economy and reduced interest in the sport. The market for tennis balls was generally perceived to have declined. The overall market for diving equipment was also generally perceived to have declined primarily due to fewer people travelling worldwide to dive centers and resorts and making corresponding purchases of equipment, although present development show a light recovery.

                                    HEAD N.V.
            ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


Results of Operations:

The following table sets forth certain consolidated statements of operations data (in thousands):


                                                                For the Three Months           For the Six Months
                                                                   Ended June 30,                 Ended June 30,
                                                               2002             2003          2002             2003
                                                            -----------      ----------    -----------      ----------
                                                                                 (in thousands)
REVENUES
Total revenues..............................................$ 72,847         $ 79,185      $147,711         $152,785
 Cost of sales..............................................  43,471           50,458        88,910           97,306
                                                            -----------      ----------    -----------      ----------
    Gross profit............................................  29,376           28,727        58,801           55,479
                                                            ===========      ==========    ===========      ==========
    Gross margin............................................   40.3%            36.3%         39.8%            36.3%
Selling and marketing expense...............................  24,039           28,368        47,777           54,655
 General and administrative expense (excl. non-cash
    compensation expense and restructuring costs)...........   8,116            9,340        15,293           17,998
Non-cash compensation expense...............................     408              164           817              327
Restructuring costs.........................................      --              (45)           --              485
                                                            -----------      ----------    -----------      ----------
    Operating loss..........................................  (3,187)          (9,099)       (5,085)         (17,987)
                                                            ===========      ==========    ===========      ==========
Interest expense............................................  (2,713)          (3,415)       (5,349)          (6,797)
Interest income.............................................     164              295           326              558
Foreign exchange gain (loss)................................  (5,045)             316        (4,783)             313
 Other expense, net.........................................     (14)             (44)           (5)             (18)
                                                            -----------      ----------    -----------      ----------
    Loss from continuing operations before income taxes..... (10,795)         (11,948)      (14,897)         (23,931)
 Income tax benefit.........................................   1,504            3,015         2,049            5,144
                                                            -----------      ----------    -----------      ----------
    Net loss................................................ $(9,291)        $ (8,934)     $(12,848)        $(18,787)
                                                            ===========      ==========    ===========      ==========



Three Months and Six Months Ended June 30, 2003 and 2002


Total Revenues. For the three months ended June 30, 2003, total revenues increased by $6.3 million, or 8.7%, to $79.2 million from $72.8 million in the comparable 2002 period. For the six months ended June 30, 2003, total revenues increased by $5.1 million, or 3.4%, to $152.8 million from $147.7 million in the comparable 2002 period. This increase was due primarily to the strengthening of the euro against the US dollar, partially offset by lower sales of Racquet Sports products.

                                    HEAD N.V.
            ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

                                                For the Three Months Ended       For the Six Months Ended
                                                        June 30,                         June 30,
                                                  2002              2003           2002              2003
                                               -----------       ----------     -----------       ----------
                                               (unaudited)        (audited)     (unaudited)        (audited)
                                                       (in thousands)                   (in thousands)
 Product category:
 Winter Sports................................. $  1,521         $  5,956        $ 13,442         $ 22,407
 Racquet Sports................................   45,529           44,688          92,699           87,112
 Diving........................................   23,291           26,091          37,382           38,535
 Licensing.....................................    2,507            2,450           4,187            4,731
                                               -----------       ----------     -----------       ----------
    Total Revenues............................. $ 72,847         $ 79,185        $147,711         $152,758
                                               ===========       ==========     ===========       ==========



Winter Sports revenues for the three months ended June 30, 2003, increased by $4.4 million, or 291.6%, to $6.0 million from $1.5 million in the comparable 2002 period. For the six months ended June 30, 2003, Winter Sports revenues increased by $9.0 million, or 66.7%, to $22.4 million from $13.4 million in the comparable 2002 period. This increase was due to the strengthening of the euro against the US dollar, higher sales volumes and better prices for skis and bindings.

Racquet Sports revenues for the three months ended June 30, 2003 decreased by $0.8 million, or 1.8%, to $44.7 million from $45.5 million in the comparable 2002 period. For the six months ended June 30, 2003, Racquet Sports revenues decreased by $5.6 million, or 6.0%, to $87.1 million from $92.7 million in the comparable 2002 period. This decrease mainly results from lower sales of tennis racquets and balls in the United States.

Diving revenues for the three months ended June 30, 2003 increased by $2.8 million, or 12.0%, to $26.1 million from $23.3 million in the comparable 2002 period. For the six months ended June 30, 2003, Diving product revenues increased by $1.2 million, or 3.1%, to $38.5 million from $37.4 million in the comparable 2002 period. This increase was due primarily to the strengthening of the euro against the US dollar.

Licensing revenues for the three months ended June 30, 2003 remained stable with $2.5 million. For the six months ended June 30, 2003, Licensing revenues increased by $0.5 million, or 13%, to $4.7 million from $4.2 million in the comparable 2002 period due to timing differences in the Licensing revenues.

Gross Profit. For the three months ended June 30, 2003, gross profit decreased by $0.6 million, or 2.2%, to $28.7 million from $29.4 million in the comparable 2002 period. Gross margin decreased to 36.3% in 2003 from 40.3% in the comparable 2002 period due to the strengthening of the euro against the US dollar (which affected our euro-denominated costs), lower average prices and a change in product mix. For the six months ended June 30, 2003, due to increased cost of material, and lower average prices, effected by exchange rate movements, gross profit decreased by $3.3 million, or 5.6%, to $55.5 million from $58.8 million in the comparable 2002 period. Gross margin decreased to 36.3% in 2003 from 39.8% in the comparable 2002 period.

Selling and Marketing Expenses. For the three months ended June 30, 2003, selling and marketing expenses increased by $4.3 million, or 18.0%, to $28.4 million from $24.0 million in the comparable 2002 period. For the six months ended June 30, 2003, selling and marketing expenses increased by $6.9 million, or 14.4%, to $54.7 million from $47.8 million in the comparable 2002 period. The increase was due to exchange rate effects on these predominantly euro denominated costs, timing differences of advertising expenses and an increase of the allowance for bad debts amounting to $0.9 million.

                                    HEAD N.V.
            ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


General and Administrative Expenses. For the three months ended June 30, 2003, general and administrative expenses increased by $1.2 million, or 15.1%, to $9.3 million from $8.1 million in the comparable 2002 period. For the six months ended June 30, 2003, general and administrative expenses increased by $2.7 million, or 17.7%, to $18.0 million from $15.3 million in the comparable 2002 period. The increase was entirely due to exchange rate effects on these predominantly euro denominated costs.

We also recorded a non-cash compensation expense of $0.2 million and $0.4 million for the three months ended June 30, 2003 and 2002, respectively, and $0.3 million and $0.8 million for the six months ended June 30, 2003 and 2002, respectively, due to the grant of stock options under our stock option plans of 1998 and 2001 and the resulting amortization expense.

We recorded restructuring costs of $0.5 million consisting of termination benefits, excess rent incurred because of the movement of our US winter sports organization to our US headquarters, the shutdown of current warehouse facilities and, the closing of the office, and other costs associated with the restructuring program. In June 2003, we released an accrual of $0.05 million due to lower stay bonuses and severance payments because of certain employees leaving the company earlier than anticipated (see note 11).

Operating Loss. As a result of the foregoing factors, operating loss for the three months ended June 30, 2003 increased by $5.9 million to $9.1 million from $3.2 million in the comparable 2002 period. For the six months ended June 30, 2003, operating loss increased by $12.9 million to $18.0 million from $5.1 million in the comparable 2002 period.

Interest Expense. For the three months ended June 30, 2003, interest expense increased by $0.7 million, or 25.9%, to $3.4 million from $2.7 million in the comparable 2002 period. For the six months ended June 30, 2003, interest expense increased by $1.4 million, or 27.1%, to $6.8 million from $5.3 million in the comparable 2002 period. This increase was due to exchange rate effects, in particular on the euro denominated bond as well as due to financing agreements the Company entered into in June and September 2002.

Interest Income. For the three months ended June 30, 2003, interest income increased by $0.1 million, or 79.3%, to $0.3 million from $0.2 million in the comparable 2002 period. For the six months ended June 30, 2003, interest income increased by $0.2 million, or 71.3%, to $0.6 million from $0.3 million in the comparable 2002 period. This increase was due to higher cash on hand as well as due to the strengthening of the euro against the US dollar.

Foreign Currency Exchange. For the three months ended June 30, 2003, we had a foreign currency exchange gain of $0.3 million, compared to a loss of $5.0 million in the comparable 2002 period. For the six months ended June 30, 2003, the foreign currency exchange gain was $0.3 million compared to a loss of $4.8 million in the comparable 2002 period. This change was primarily due to the reclassification of non-euro denominated intercompany accounts receivable at one of our euro-based subsidiaries to permanently-invested intercompany receivables (see note 9).

Other Expense, net. For the three months and six months ended June 30, 2003, other expense, net remained stable.

Income Tax Benefit. For the three months ended June 30, 2003, income tax benefit was $3.0 million compared to $1.5 million in the comparable 2002 period. For the six months ended June 30, 2003, income tax benefit was $5.1 million compared to $2.0 million for the comparable 2002 period. This increase in the three months' and six months' income tax benefit mainly relates to a higher loss in 2003.

Net Loss. As a result of the foregoing factors, for the three months ended June 30, 2003, we had net loss of $8.9 million compared to net loss of $9.3 million in the comparable 2002 period. For the six months ended June 30, 2003, the net loss increased to $18.8 million from $12.8 million in the comparable 2002 period.

                                    HEAD N.V.
            ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


Liquidity and Capital Resources:

For the six months ended June 30, 2003, cash generated from operating activities decreased by $1.1 million, or 9.7%, to $10.6 million from $11.7 million in the comparable 2002 period. This was mainly due to lower cash generated from income, partially offset by cash generated from changes in working capital such as a higher reduction of accounts receivable reduced by a higher increase in inventory. The cash flows from operating activities were used to purchase property, plant and equipment of $7.7 million and to repurchase treasury stock of $0.5 million.

                                    HEAD N.V.
            ITEM 3: RECONCILIATION BETWEEN HEAD N.V. AND HEAD HOLDING
                UNTERNEHMENSBETEILIGUNG GMBH FINANCIAL STATEMENTS

Reconciliation between Head N.V. and Head Holding Unternehmensbeteiligung GmbH Financial Statements

Head Holding is the immediate subsidiary of Head N.V. As required under the terms of the Senior Notes, Head Holding must report financial reports on a quarterly basis. The following tables show the difference in net income and shareholders' equity between Head N.V. and Head Holding.

The reconciliation is as follows:


                                                    For the Three Months                 For the Six Months
                                                       Ended June 30,                       Ended June 30,
                                                ----------------------------         ----------------------------
                                                   2002             2003                2002             2003
                                                -----------      -----------         -----------      -----------
                                                (unaudited)      (unaudited)         (unaudited)      (unaudited)
                                                                        (in thousands)

Net loss
Head Holding..................................  $ (8,710)        $  (8,290)          $(11,734)        $ (17,102)
Reconciliation to Head NV:
    Operating expenses........................      (691)             (697)            (1,220)           (1,777)
    Foreign exchange gain (loss)..............       107                43                101                71
    Interest income...........................         3                11                  6                21
                                                -----------      -----------         -----------      -----------
Head NV.......................................  $ (9,291)        $  (8,934)          $(12,848)        $ (18,787)
                                                ===========      ===========         ===========      ===========


                                                December 31,       June 30,
                                                -----------      -----------
                                                   2002             2003
                                                -----------      -----------
                                                                 (unaudited)
                                                        (in thousands)

Shareholders' Equity
Head Holding..................................  $233,260         $ 224,733
Reconciliation to Head NV:
    Common stock and additional paid in
    capital, net of treasury stock............    (5,792)           (6,324)
    Retained earnings.........................    (2,245)              126
    Dividend paid.............................     4,154             5,911
    Other.....................................       449              (119)
                                                --------         ---------
Head NV.......................................  $229,824          $224,327
                                                ========         =========


The difference in income of the Head N.V. group compared to the Head Holding group results from Head N.V.'s administration costs. Since June 2000, Head N.V. has also managed the distribution of the group's products in the Netherlands.

In the Shareholders' Equity reconciliation, dividend paid represents the excess of dividend paid to Head N.V. by Head Holding, offset by Head N.V.'s dividend to its shareholders.